UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of November 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated November 3, 2014 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:November 3, 2014

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for October 2014

Mumbai, November 3, 2014: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for October’ 2014

Category	Vehicle Model	Production		Domestic Sales		Exports
		OCT 2013	OCT 2014	OCT 2013	OCT 2014	OCT 2013	OCT 2014
Micro	NANO	2011	1659	2120	1654	0	7
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST	5684	8981	8524	7864	363	81
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	377	1288	300	76	91	99
UV1	SUMO	1410	1337	1693	980	48	48
UV2	SAFARI, SUMO GRANDE, MOVUS	921	850	1128	870	5	38
UV3	ARIA, XENON	65	34	26	25	17	6
V1	VENTURE	331	40	342	42	0	0
V2	ACE MAGIC, MAGIC IRIS	11470	2131	6353	2154	10	5
N1- A1	ACE, ACE EX, ACE Zip	12350	10850	11891	10651	1434	1210
N1- A2	Super ACE, TATA207, XENON, Winger DV	4519	2032	3714	1844	1217	1061
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	331	140	433	100	18	42
M2- A2	Winger 14 seats, SFC407, CityRide	150	147	197	137	4	24
N2- A1	SFC407, LPT407	976	1055	1411	1248	217	81
N2- A2	SFC709, LPT709	1003	762	283	276	201	119
N2- A3	LPT9109	753	492	325	289	351	196
N2- A4	LPT1109	303	242	1018	987	83	79
M3- A2	LP709, SFC410, LP410	507	410	576	481	88	19
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	212	200	334	297	13	57
M3- C2	LPO1512, LPO1612, Starbus, Divo	782	524	557	542	141	245
N3- A1	LPT1613, LPK1616, SK1613	2761	2812	1576	1567	186	346
N3- B1(a)	LPT2518, LPK2518	2472	2918	2266	2881	149	105
N3- B1(b)	LPT3118	1700	2660	1345	2495	36	164
N3- B2(b)	LPS3518. LPS3015, LPS3516	151	170	152	282	0	3
N3-B2(d)	LPS4018, LPS4023	313	905	351	994	40	3
N3- B2(e)	LPS4928	69	107	11	18	0	21

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	193	210	258	235	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.